 Exhibit 99.1

SNDL Emerges as Canada's Leading Producer of Edibles with Indiva Acquisition

CALGARY, AB, Nov. 4, 2024 /CNW/ - SNDL Inc. (Nasdaq: SNDL) ("SNDL" or the "Company") announced today that, in the context of Indiva Limited's ("Indiva" and together with its subsidiaries and affiliates, the "Indiva Group") proceedings under the Companies' Creditors Arrangement Act (Canada) (the "CCAA Proceedings"), it has successfully closed its acquisition of the Indiva Group's business and assets (the "Transaction"), pursuant to an approval and reverse vesting order granted by the Ontario Superior Court of Justice (Commercial List) (the "Court"). The consideration paid by SNDL as part of the Transaction was comprised of a credit bid of all of the indebtedness of the Indiva Group owing to SNDL, the retention of certain liabilities of the Indiva Group, and cash payments sufficient to repay certain priority indebtedness of the Indiva Group and costs associated with the CCAA Proceedings. The estimated value of the consideration is $22.7 million.

"This acquisition reinforces SNDL's standing as a premier producer of cannabis products in Canada," said Zach George, Chief Executive Officer of SNDL. "By integrating Indiva's high-quality brands and production expertise into SNDL, we're broadening our product portfolio and solidifying our leadership in the infused edibles category."

The Transaction includes Indiva's 40,000-square-foot production facility in London, Ontario, and a diverse brand portfolio featuring market leaders like Pearls by Grön, No Future, and Bhang Chocolate. With a portfolio spanning seven brands and fifty-three SKUs, Indiva is a recognized leader in cannabis edibles production and the Transaction is set to reinforce SNDL's role in meeting evolving consumer demands across Canada.

Advisors

McCarthy Tétrault LLP acted as legal counsel to SNDL. Bennett Jones LLP acted as legal counsel to the Indiva Group. PricewaterhouseCoopers Inc. acted as the Court-appointed Monitor of the Indiva Group with respect to the CCAA Proceedings and was represented by Osler, Hoskin & Harcourt LLP.

About SNDL Inc.

SNDL is a public company whose shares are traded on the Nasdaq under the symbol "SNDL". SNDL is the largest private-sector liquor and cannabis retailer in Canada with retail banners that include Ace Liquor, Wine and Beyond, Liquor Depot, Value Buds, Spiritleaf, and Firesale Cannabis. SNDL is a licensed cannabis producer and one of the largest vertically integrated cannabis companies in Canada specializing in low-cost biomass sourcing, premium indoor cultivation, product innovation, low-cost manufacturing facilities, and a cannabis brand portfolio that includes Top Leaf, Contraband, Palmetto, Bon Jak, Versus, Value Buds, and Vacay. SNDL's investment portfolio seeks to deploy strategic capital through direct and indirect investments and partnerships throughout the North American cannabis industry. For more information on SNDL, please go to www.sndl.com.

Forward-Looking Information Cautionary Statement

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward looking statements in this release include, but are not limited to, improvements to the Company's market share, the broadening of the Company's product portfolio, the Company's positioning at the forefront of the infused edibles category, the reinforcement of the Company's role in meeting customer demands, and statements regarding the future performance of the Company. Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

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SOURCE SNDL Inc.

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%CIK: 0001766600

For further information: For more information: Tomas Bottger, SNDL Inc., O: 1.587.327.2017, E: investors@sndl.com

CO: SNDL Inc.

CNW 17:13e 04-NOV-24